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April 12, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Jeffrey Gabor

Re:                             Jaguar Health, Inc.
Registration Statement on Form S-3
Response dated February 23, 2018

File No. 333-219736

Dear Mr. Gabor:

On behalf of our client, Jaguar Health, Inc., a Delaware corporation (the “Company”), we hereby provide responses to comments (the “Comments”) of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in its letter dated March 9, 2018 (the “Letter”) regarding the Company’s above-referenced Registration Statement on Form S-3 (the “Registration Statement”) and prior response dated February 23, 2018.  Contemporaneous with this filing, the Company is filing on the EDGAR system an Amendment No. 1 to the Registration Statement (the “Amendment”)  reflecting the responses of the Company below.

The Company’s responses are numbered to correspond to the Comments as numbered in the Letter.  For your convenience, the Comments contained in the Letter have been restated in bold below in their entirety, with the Company’s corresponding response set forth immediately under such Comment.  Terms used but not defined herein have the respective meanings assigned thereto in the Registration Statement.

Form S-3 Filed August 4, 2017

General

1.                                      We note your response to prior comment 1 and continue to believe that registering the resale of the shares underlying the Tranche A shares is not appropriate at this time. We note your argument that “the Company has no further rights or obligations under the private placement, other than with respect to the registration of shares issued to Nantucket.” However, Nantucket does not appear to have investment control over the shares as the Investor Rights Agreement requires them to sell the shares if the offer price is above the minimum share price amount. Additionally, Nantucket must surrender 50% of their remaining shares if the Hurdle Amount is achieved. These provisions, which were provisions of the merger agreement, result in Nantucket holding shares without investment control.  For these reasons, it does not appear that the private placement was completed.

NEW YORK • LONDON • HONG KONG • CHICAGO • WASHINGTON, D.C. • BEIJING • PARIS • LOS ANGELES • SAN FRANCISCO • PHILADELPHIA • SHANGHAI • PITTSBURGH • HOUSTON SINGAPORE • MUNICH • ABU DHABI • PRINCETON • NORTHERN VIRGINIA • WILMINGTON • SILICON VALLEY • DUBAI • CENTURY CITY • RICHMOND • GREECE •KAZAKHSTAN

Jeffrey Gabor
Securities and Exchange Commission
Division of Corporation Finance
April 12, 2018
Page 2

Response:  The Company acknowledges the Staff’s Comment and respectfully advises that it has removed the shares underlying the Tranche A Shares from the Registration Statement and will further evaluate its options with respect to the Tranche A Shares in light of the Staff’s Comment.  As a result, the Amendment now only covers the registration of the Tranche C Shares and the Expense Reimbursement Shares. None of the restrictions on the transfer and sale of shares by Nantucket applies to the Tranche C Shares or the Expense Reimbursement Shares as described on page 5 of the Amendment.

2.                                      We note your response to prior comment 2 and that “[t]he issuance of shares by the Company to Nantucket was intended to satisfy Napo’s (not the Company’s) debt obligations to Nantucket.” Given that the Nantucket is obligated to sell Tranche A shares if a potential purchaser offers a specified minimum price determined by the company, it appears that the Nantucket is acting as a conduit for the company. As a result, this appears to be an indirect primary offering on behalf of the company. Since you are not eligible to conduct a primary offering on Form S-3 in reliance on General Instruction I.B.1 of Form S-3, please file a pre-effective amendment to this registration statement on a form which you are eligible to use for a primary offering, identify Nantucket as an underwriter, and disclose the price at which it will sell shares of your common stock.

Response:  The Company acknowledges the Staff’s Comment and respectfully refers the Staff to the Company’s response to comment 1 above.

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Jeffrey Gabor
Securities and Exchange Commission
Division of Corporation Finance
April 12, 2018
Page 3

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 530-5586.

Sincerely,

/s/ Michael S. Lee
Michael S. Lee
Reed Smith LLP

Cc:                             Lisa A. Conte, Jaguar Animal Health, Inc., by e-mail

Karen Wright, Jaguar Animal Health, Inc., by e-mail

Donald C. Reinke, Reed Smith LLP, by e-mail